

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 4, 2010

Mr. Paul Zhang
Chief Financial Officer and Vice President Finance
Minco Gold Corporation
Suite #2722, 1055 West Georgia Street, PO Box 11176
Vancouver, British Columbia, Canada V6E 3P3

> **Re: Minco Gold Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 30, 2009**
> **Response Letter Dated January 15, 2010**
> **File No. 001-32670**

Dear Mr. Zhang:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.   Please add an explanatory note in the forepart of your amendment, briefly explaining the reasons for the amendment and directing readers to those sections of the filing where further details may be found.

2.   We remind you that when you amend your filing, it will be necessary for it to be properly signed and executed by your officers at the time you file your amendment. Similarly, each of your officers must also execute updated officers' certifications, pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which are to be included with your amendment. Please refer to Regulation 240.12b-15 of the Exchange Act Rules for additional guidance.

Controls and Procedures, page 86

Changes in Internal Controls, page 87

3. We note your response to prior comment 4, and the additional disclosure you propose to include in an amended Form 20-F. However, such additional disclosure does not address the disclosure in the first paragraph, in which you continue to report that no *significant* changes, other than certain previously-noted improvements, in internal controls occurred *subsequent to the date of their evaluation*. Please revise this paragraph to address <u>any</u> changes in internal controls over financial reporting (that is, remove the word *significant*) that occurred <u>during the period covered by the annual report</u> (that is, replace *subsequent to the date of their evaluation* with this phrase.) As a result, if the foregoing changes are made, considering the disclosure pertaining to your internal controls in subsection (b) of this disclosure, it appears that the first two paragraphs of your proposed additional disclosure are not necessary, while the third proposed paragraph would be more appropriately included in subsection (b). Refer to Item 15T(c) of Form 20-F for further guidance.

Report of Independent Auditors, page 103

4. We read your response to prior comment 6, and note that you included your auditors' paragraph referencing "Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict," to address that substantial doubt exists as to your ability to continue as a going concern, as disclosed in Note 1 to your financial statements. However, we note the following additional deficiencies in your proposed draft: (i) the original accountants' report has been omitted from the draft; (ii) the accountants' reference to the date of their report in the second sentence of the proposed paragraph is incorrect, and should state "dated April 14, 2009, except for Note 20 as to which the date is July 29, 2009;" and (iii) the word "cast" in the first sentence is misspelled. Please revise your proposed disclosure, accordingly.

Notes to Financial Statements

Note 20 – Reconciliation of Canadian and United States Generally Accepted Accounting

Principles – (f) Equity Investments in Minco Silver Corporation

5. We read your response to prior comment 8, and note the revision you made to your proposed draft. However, it is unclear how changing this caption's description, which appears should remain "contributed surplus," in the <u>shareholders' equity under U.S. GAAP</u> table addresses our original inquiry. You

also continue to state in subsection (f) that a portion of the reconciling adjustment related to the difference in accounting for mineral property development costs by your equity investee, Minco Silver Corporation, in the amount of C$21,365, related to capitalized stock-based compensation costs that were credited to contributed surplus. It continues to appear that you have omitted this reconciling item from the corresponding tabular presentation of the <u>contributed surplus reconciliation</u> presented in this same note disclosure. Please clarify for us where this reconciling item was reflected in your U.S. GAAP reconciliation table and, if necessary, revise your disclosure accordingly.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief